Exhibit 99.1

Pinnacle Food Group Limited Announces Entry Into a Non-Binding MOU to Explore Establishing an Open Yeast Platform Hub in Hong Kong

VANCOUVER, BC and HONG KONG, April 20, 2026 /PRNewswire/ -- Pinnacle Food Group Limited (Nasdaq: PFAI), a technology-driven company operating at the intersection of smart agriculture and bio-engineering, today announced that its subsidiary, Pinnacle Food AgTech HK Limited (PFHK), has entered into a non-binding memorandum of understanding (MOU) with Open Yeast Collection and Bioboost Synbio Consulting Inc. (“Bioboost”). This MOU establishes a preliminary framework to explore the development of an Open Yeast Platform hub located at the Hong Kong-Shenzhen Innovation and Technology Park, a strategic border-zone development uniquely positioned to leverage the integrated technological and regulatory advantages of both Hong Kong and Mainland China.

The Open Yeast Platform consists of two primary parts. The first is the Open Yeast Collection, an open-source collection of DNA parts for assembling genetic constructs in yeast, originally established by Dr. Scott Pownall in 2021. The current library contains hundreds of valuable DNA assembly parts to support synthetic biology research and biotechnology in yeast. The second part is the Open Yeast Strain Bank, an open-access, growing library of yeast strains made available to researchers worldwide. Both the DNA parts and the strains are released under an Open Material Transfer Agreement (OpenMTA) framework. As part of this collaboration framework, Bioboost, a specialized biotechnology advisory firm, will provide strategic consulting and technical integration expertise to facilitate the platform’s regional deployment.

With this platform, PFHK aims to curate, localize, and distribute these synthetic biology tools to the broader yeast research community, promoting scientific advancement and collaboration. The Company believes this initiative may enhance its strategic position within Asia’s fast-growing bio-engineering ecosystem. By lowering the barriers to entry for yeast-based research, the Company expects to attract potential synergistic partnerships and accelerate its overarching B2B strategy of commercializing high-value biological products.

The ultimate establishment of the hub and the exact scope of operations remain subject to the execution of definitive agreements among the parties and customary regulatory and operational reviews.

Jiulong You, Chief Executive Officer of Pinnacle Food Group Limited, commented: “Entering into this MOU to explore establishing a hub at the Hong Kong-Shenzhen Innovation and Technology Park aligns perfectly with our ‘Dual-Engine’ growth strategy. By facilitating open-source collaboration through the OpenMTA framework, we look forward to contributing to the global synthetic biology community and building a robust network of research and industry partners around our operations in Hong Kong. We believe this ecosystem has the potential to serve as a catalyst for future innovations and commercial opportunities in precision fermentation.”

About Pinnacle Food Group Limited

Pinnacle Food Group Limited (Nasdaq: PFAI) is a technology-driven company operating at the intersection of smart agriculture and bio-engineering. Driven by a “Dual-Engine” strategy, the Company integrates advanced Farming-as-a-Service (FaaS) solutions with cutting-edge precision fermentation and synthetic biology platforms to build highly efficient and sustainable food systems. For more information, please visit the Company’s website at www.pinnaclefoodinc.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. federal securities laws. These statements include, but are not limited to, expectations regarding the potential establishment and operation of the Open Yeast Platform hub, the anticipated benefits to the regional synthetic biology ecosystem and the potential for future partnerships and commercialization. These forward-looking statements are based on current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied. Such risks include, among others, the non-binding nature of the MOU, the possibility that definitive agreements may not be executed on favorable terms or at all, and unexpected regulatory or operational challenges at Hong Kong-Shenzhen Innovation and Technology Park. The Company undertakes no obligation to update any forward-looking statements, except as required by applicable law.